Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:	Kevin Woody, Accounting Branch Chief
Bob Telewicz, Staff Accountant
Paul Dudek, Office of International Corporate Finance

July 30, 2007

Re:	Acceleration Request Genpact Limited (the “Company”) Registration Statement on Form S-1 File No. 333-142875

Dear Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus issued July 16, 2007 through the date hereof, estimated as follows:

No. of Copies
Prospective Underwriters	21,000
Dealers	0
Institutions	10,000
Others	0
Total	31,000

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Genpact Limited for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on August 1, 2007, or as soon thereafter as practicable.

Very truly yours,

Morgan Stanley & Co. Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Acting severally on behalf of themselves and as representatives of the several Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Bryce A. Facktor
	Name:	Bryce A. Facktor
	Title:	Vice President